

March 2, 2011

Dr. Jingong Pan
Chief Executive Officer
Apollo Solar Energy, Inc.
No. 485 Tengfei Third
Shuangliu Southwest Airport Economic Development Zone
Shuangliu, Chengdu
People's Republic of China, 610207

> **Re: Apollo Solar Energy, Inc.**
>
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
>
> **Response Letter Dated September 14, 2010**
>
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed September 15, 2010**
>
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
>
> **Response Letter Dated November 29, 2010**
>
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed November 30, 2010**
>
> **Response Letter Dated February 28, 2011**
>
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed February 28, 2011**
>
> **File No. 000-12122**

Dear Dr. Pan:

We have reviewed your response letter and amendment and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K/A (Amendment No. 4) for Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note you have modified your audit report in response to our prior comment number one. However, we note that although the scope of the audit report in the first paragraph has been modified to cover all periods presented, the opinion in the final paragraph of the report still does not address the results of operations, comprehensive income, cash flows or changes in stockholders equity for the year ended December 31, 2007. Please obtain and file an audit report that address all financial statement periods required to be presented.

Closing Comments

        You may contact James Giugliano at (202) 551-3319, or Kimberly L. Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

                                        Sincerely,

                                        Mark C. Shannon
                                        Branch Chief